UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS TO THERETO FILED PURSUANT TO

Exchange Act of 1934

§ 240.13d-2(a)

(Amendment No. 23)

Capital City Bank Group, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

139 74 105

(CUSIP Number)

J. Kimbrough Davis

P.O. Box 11248

Tallahassee, Florida 32302-3248

(850) 402.7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or, 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 139 74 105

Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS	William Godfrey Smith, Jr.
I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A	(a) ☐
	MEMBER OF A GROUP	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*	AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.

NUMBER OF	7	SOLE VOTING POWER	2,252,996
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	1,380,967
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER	2,252,996
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE	1,380,967
		POWER

11	AGGREGATE AMOUNT BENEFICIALLY	3,633,963
	OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY
	AMOUNT IN ROW (11)	21.3%

14	TYPE OF REPORTING PERSON*	IN

AMENDMENT NO. 23 TO SCHEDULE 13D

             This Amendment No. 23 amends and supplements the Statement on Schedule 13D and all subsequent amendments. The items of the Schedule 13D referred to below are amended and supplemented by the addition of the information indicated.

Item 4.	Purpose of Transaction is amended to include:

On September 22, 2010, 431,526 shares of CCBG Common Stock were distributed from The William Godfrey Smith Trust to its beneficiaries, Robert Hill Smith and William G. Smith, Jr., who immediately contributed the shares to the 2S Partnership.

William G. Smith, Jr. may, in his capacity as an executive officer of the Issuer, have plans or proposals relating to items (a) through (j) of Item 4 on Schedule 13D and, to such extent, he declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive from his status as a shareholder instead of an executive officer. In addition, William G. Smith, Jr. may, at any time and from time to time, and reserve the right to, acquire additional securities of the Issuer, dispose of any such securities of the Issuer or formulate plans or proposals regarding the Issuer or its securities, to the extent deemed advisable by William G. Smith, Jr. in light of market conditions or other factors.

Item 5.	Interest in Securities of the Issuer

Item 5(a), (b) and (c) are amended in full to read as follows:

		Number of	Percentage
		Shares	Ownership**
(a)	William G. Smith, Jr.	2,248,318	13.2%
	Capital City Bank as Custodian for
	William G. Smith, Jr., IRA	4,678	*
	The JWS Trust	84,321	*
	The WGS III Trust	84,321	*
	The VAS Trust	80,728	*
	The WHS Trust	80,728	*
	The William Godfrey Smith Trust	1,491	*
	2S Partnership	1,049,378	6.1%
		3,633,963	21.3%

	Paula P. Smith (wife)	55,666	*
	Capital City Bank as Custodian for
	Paula P. Smith, IRA	4,396	*
		60,062	*

*Less than 1%.

**Based on 17,095,481 shares of CCBG Common Stock outstanding as of September 21, 2010.

Under the definition of “beneficial ownership” in Section 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder, Mr. Smith may be deemed to be a beneficial owner of 60,062 shares of CCBG common stock held by his wife, Paula P. Smith, and Capital City Bank as Custodian for Paula P. Smith, IRA. Neither the filing of this statement nor any of its contents shall be deemed to be an admission that Mr. Smith is the beneficial owner of such shares.

(b)	Mr. Smith has sole voting and investment power with respect to 2,252,996 shares of CCBG common stock consisting of (a) 2,248,318 shares held directly, (b) 4,678 shares held by Capital City Bank as custodian for William G. Smith, Jr., IRA.

Mr. Smith shares voting and investment power with Robert H. Smith, Vice President, Capital City Bank Group, Inc., 217 N. Monroe Street, Tallahassee, Florida 32301, with respect to 1,380,966 shares of CCBG common stock, consisting of (u) 84,321 shares in the JWS Trust, (v) 84,321 shares in the WGS III Trust, (w) 80,728 shares in the VAS Trust, (x) 80,728 shares in the WHS Trust, (y) 1,491 shares in The William Godfrey Smith Trust and (z) 1,049,378 shares in the 2S Partnership.

Mr. Smith has no voting or investment power with respect to the 60,062 shares of CCBG common stock held by his wife, Paula P. Smith, and by Capital City Bank as Custodian for Paula P. Smith, IRA. Pursuant to Rule 13d-4 promulgated under the Act, Mr. Smith disclaims beneficial ownership of such shares.

(c)

On September 22, 2010, 431,526 shares of CCBG Common Stock were distributed from The William Godfrey Smith Trust to its beneficiaries, Robert Hill Smith and William G. Smith, Jr., who immediately contributed the shares to the 2S Partnership.

.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2010

/s/ William G. Smith, Jr.
William G. Smith, Jr.